SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of June 2015

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

English press release entitled, “Partial Amendments to Consolidated Financial Results April 1, 2014 – March 31, 2015”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 25, 2015	By	/s/ Kazuo Kojima
Kazuo Kojima
Director
Deputy President & CFO
ORIX Corporation

Amendments to Consolidated Financial Results April 1, 2014 – March 31, 2015

TOKYO, Japan — June 25, 2015 — ORIX Corporation has amended a part of the consolidated financial results April 1, 2014 – March 31, 2015, which it first announced on May 12, 2015. The amendments were made to numerical data in the financial statement, as detailed and underlined below.

(5) Condensed Consolidated Statements of Cash Flows

(For the Years Ended March 31, 2014 and 2015)

(Unaudited)

Before correction

	Millions of yen
	Year ended March 31, 2014	Year ended March 31, 2015
Cash Flows from Operating Activities:
Net income	195,287	255,257
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	206,670	229,583
Provision for doubtful receivables and probable loan losses	13,838	11,631
Equity in net income of affiliates (excluding interest on loans)	(18,159)	(30,267)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(64,923)	(20,575)
Bargain purchase gain	-	(36,082)
Gains on sales of available-for-sale securities	(14,149)	(32,077)
Gains on sales of operating lease assets	(23,692)	(34,425)
Write-downs of long-lived assets	23,421	34,887
Write-downs of securities	7,989	8,997
Decrease (Increase) in restricted cash	22,366	(1,922)
Decrease in trading securities	21,300	441,554
Decrease (Increase) in inventories	25,581	(13,481)
Increase in trade notes, accounts and other receivable	(17,572)	(20,742)
Increase in trade notes, accounts and other payable	26,505	34,275
Increase (Decrease) in policy liabilities and policy account balances	28,429	(506,043)
Other, net	45,115	(62,959)

Net cash provided by operating activities	478,006	257,611

Cash Flows from Investing Activities:
Purchases of lease equipment	(859,568)	(907,484)
Principal payments received under direct financing leases	459,003	488,522
Installment loans made to customers	(1,035,564)	(1,109,458)
Principal collected on installment loans	1,264,645	977,272
Proceeds from sales of operating lease assets	251,904	272,040
Investment in affiliates, net	(45,084)	(27,698)
Proceeds from sales of investment in affiliates	15,429	2,128
Purchases of available-for-sale securities	(897,246)	(982,415)
Proceeds from sales of available-for-sale securities	318,697	511,868
Proceeds from redemption of available-for-sale securities	473,126	398,280
Purchases of held-to-maturity securities	(8,519)	(20,522)
Purchases of other securities	(24,761)	(27,489)
Proceeds from sales of other securities	26,501	67,982
Purchases of property under facility operations	(48,195)	(81,311)
Acquisitions of subsidiaries, net of cash acquired	(94,586)	(73,240)
Sales of subsidiaries, net of cash disposed	-	47,800
Other, net	(11,096)	(4,076)

Net cash used in investing activities	(215,314)	(467,801)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	(106,783)	3,819
Proceeds from debt with maturities longer than three months	1,211,797	1,302,151
Repayment of debt with maturities longer than three months	(1,501,403)	(1,142,682)
Net increase in deposits due to customers	127,610	80,924
Cash dividends paid to ORIX Corporation shareholders	(15,878)	(30,117)
Contribution from noncontrolling interests	11,089	7,919
Net increase (decrease) in call money	(5,000)	6,000
Other, net	864	(14,582)

Net cash provided by (used in) financing activities	(277,704)	213,432

Effect of Exchange Rate Changes on Cash and Cash Equivalents	6,755	6,237

Net increase (decrease) in Cash and Cash Equivalents	(8,257)	9,479
Cash and Cash Equivalents at Beginning of Year	826,296	818,039

Cash and Cash Equivalents at End of Year	818,039	827,518

After correction

	Millions of yen
	Year ended March 31, 2014	Year ended March 31, 2015
Cash Flows from Operating Activities:
Net income	195,287	255,257
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	206,670	229,583
Provision for doubtful receivables and probable loan losses	13,838	11,631
Equity in net income of affiliates (excluding interest on loans)	(18,159)	(30,267)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(64,923)	(20,575)
Bargain purchase gain	-	(36,082)
Gains on sales of available-for-sale securities	(14,149)	(32,077)
Gains on sales of operating lease assets	(23,692)	(34,425)
Write-downs of long-lived assets	23,421	34,887
Write-downs of securities	7,989	8,997
Decrease (Increase) in restricted cash	22,366	(1,922)
Decrease in trading securities	21,300	441,554
Decrease (Increase) in inventories	25,581	(13,481)
Increase in trade notes, accounts and other receivable	(17,572)	(20,742)
Increase in trade notes, accounts and other payable	26,505	34,275
Increase (Decrease) in policy liabilities and policy account balances	28,429	(506,043)
Other, net	45,115	(62,959)

Net cash provided by operating activities	478,006	257,611

Cash Flows from Investing Activities:
Purchases of lease equipment	(859,568)	(907,484)
Principal payments received under direct financing leases	459,003	488,522
Installment loans made to customers	(1,035,564)	(1,109,458)
Principal collected on installment loans	1,264,645	977,272
Proceeds from sales of operating lease assets	251,904	272,040
Investment in affiliates, net	(45,084)	(27,698)
Proceeds from sales of investment in affiliates	15,429	2,128
Purchases of available-for-sale securities	(897,246)	(982,415)
Proceeds from sales of available-for-sale securities	318,697	511,868
Proceeds from redemption of available-for-sale securities	473,126	398,280
Purchases of held-to-maturity securities	(8,519)	(20,522)
Purchases of other securities	(24,761)	(27,489)
Proceeds from sales of other securities	26,501	67,982
Purchases of property under facility operations	(48,195)	(81,311)
Acquisitions of subsidiaries, net of cash acquired	(94,586)	(73,240)
Sales of subsidiaries, net of cash disposed	-	47,800
Other, net	(11,096)	(4,076)

Net cash used in investing activities	(215,314)	(467,801)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	(106,783)	3,819
Proceeds from debt with maturities longer than three months	1,211,797	1,337,870
Repayment of debt with maturities longer than three months	(1,501,403)	(1,178,401)
Net increase in deposits due to customers	127,610	80,924
Cash dividends paid to ORIX Corporation shareholders	(15,878)	(30,117)
Contribution from noncontrolling interests	11,089	7,919
Net increase (decrease) in call money	(5,000)	6,000
Other, net	864	(14,582)

Net cash provided by (used in) financing activities	(277,704)	213,432

Effect of Exchange Rate Changes on Cash and Cash Equivalents	6,755	6,237

Net increase (decrease) in Cash and Cash Equivalents	(8,257)	9,479
Cash and Cash Equivalents at Beginning of Year	826,296	818,039

Cash and Cash Equivalents at End of Year	818,039	827,518

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since its first overseas expansion into Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in a total of 36 countries and regions across the world. Moving forward, ORIX aims to contribute to society while continuing to capture new business opportunities. For more details, please visit our website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission on June 26, 2014 and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2014 – March 31, 2015.”